Exhibit 99.1

Your Vote Counts — Act TODAY! Vote FOR Bitfarms’ Redomiciliation from Canada to the U.S. YOUR VOTE IS IMPORTANT no matter how many shares you own. Shareholders of record at the close of business on February 13, 2026 are entitled to vote at the special meeting of shareholders. You can learn more about how to vote and access additional resources at investor.bitfarms.com/bitfarms - us - redomiciliation . Bitfarms’ proxy solicitation agents are standing by to help if you need assistance or have questions. The arrangement resolution requires approval by at least two - thirds of the votes cast at the special meeting of shareholders . Submit your vote using your proxy card today : The company presents a strong economic rationale for the Redomiciliation: better access to U.S. capital, potential inclusion in additional indices, mitigation of regulatory and political risk, alignment with U.S. shareholder and customer requirements, and the transition from foreign private issuer to domestic SEC filer status. — ISS FOR SHAREHOLDERS IN CANADA Laurel Hill North American Toll Free 1 - 877 - 452 - 7184 Outside North America 416 - 304 - 0211 Text Messages 416 - 304 - 0211 Email assistance@laurelhill.com The deadline to vote by proxy is 9:00 AM ET on March 18, 2026. If you vote by mail, make sure you mail your proxy card early enough so that it is received prior to the deadline. BY PHONE ONLINE BY QR CODE BY MAIL Independent Proxy Advisory Firms, Including ISS, Recommend Bitfarms Shareholders Vote FOR U.S. Redomiciliation Independent proxy advisory firms, including Institutional Shareholder Services Inc. (“ISS”), recognize the compelling strategic rationale for our U.S. redomiciliation and support our Board’s unanimous recommendation that shareholders vote to approve our redomiciliation plan. With our special meeting of shareholders fast approaching on March 20, 2026, the Board urges shareholders to vote FOR the arrangement resolution described in the management information circular, which you are encouraged to read carefully in its entirety. FOR SHAREHOLDERS OUTSIDE CANADA Innisfree M&A US and Canada Toll Free 1 - 877 - 687 - 1871 Other Countries 412 - 232 - 3651

FORWARD - LOOKING STATEMENTS This communication contains certain “forward - looking information” and “forward - looking statements” (collectively, “forward - looking information”) that are based on expectations, estimates and projections as at the date of this communication and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this communication regarding the U.S. redomiciliation, the benefits of the U.S. redomiciliation, the timing of the Meeting, and other statements regarding future growth, plans and objectives of Bitfarms are forward - looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward - looking information. This forward - looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward - looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of the U.S. redomiciliation, including, but not limited to, expanded access to new capital pools, increased eligibility for index inclusion, strengthened commercial positioning with governmental bodies, utility partners and potential customers, enhanced alignment with U.S. customer requirements for data centers, reduced regulatory and political risk related to critical infrastructure and sensitive - data businesses, greater familiarity of Delaware law to U.S. investors and simplified comparison to other U.S. companies and peers, may not be realized or may not meet the expectations of Bitfarms, may not occur at all, and may have unanticipated costs for Bitfarms; the anticipated benefits of a recommendation of ISS in favor of the Arrangement Resolution may not be realized; failure to obtain required shareholder, and court approval in a timely manner or on conditions acceptable to Bitfarms or the failure of the U.S. redomiciliation to be completed for any other reasons (or to be completed in a timely manner); incurrence of costs associated with the U.S. redomiciliation beyond those estimated; unanticipated adverse tax consequences to Bitfarms and Keel Infrastructure in connection with the U.S. redomiciliation; the impact on the announcement and pendency of the U.S. redomiciliation on Bitfarms’ business, results of operations and financial conditions; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply Bitfarms’ data centers to HPC/AI opportunities on a profitable basis;a failure to secure long - term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including Bitfarms’ annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year - ended December 31, 2024 and management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward - looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward - looking information. Bitfarms does not undertake any obligation to revise or update any forward - looking information other than as required by law. Trading in the securities of Bitfarms should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this communication. *Permission to use quotations was neither sought nor obtained.